Exhibit 99.52

“MEDIASET ESPAÑA COMUNICACIÓN, S.A.”, for the purposes contemplated in article 227 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015 of 23 October, announces the following:

RELEVANT INFORMATION

The Extraordinary General Shareholders’ Meeting of “MEDIASET ESPAÑA COMUNICACIÓN, S.A.” (the “Company” or “Mediaset España”), held yesterday, 4 September 2019, at 12:00 hours, on a single call, was attended by 820 shareholders present and 1,262 shareholders represented, all together owning 233,235,471 shares (excluding treasury shares) representing 71.231% of the Company’s share capital.

At this Meeting, all the proposed resolutions submitted for voting by the Board of Directors of the Company were approved in relation to each of the items on the Agenda established in the notice convening the Extraordinary General Shareholders’ Meeting, a copy of which was sent to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), together with the aforementioned proposed resolutions, by means of announcement dated 28 June 2019 (with registration numbers 279,690 and 279,691, respectively).

The approved resolutions are set out below.

APPROVED RESOLUTIONS

EXTRAORDINARY GENERAL SHAREHOLDER MEETING

“MEDIASET ESPAÑA COMUNICACIÓN, S.A.”

4 September 2019 at 12:00 hours

First.- Approval of the segregation of the whole of the assets of the company in favour of its subsidiary Grupo Audiovisual Mediaset España Comunicación, S.A.U. (“GA Mediaset”), in accordance with the terms of the segregation plan drawn up and signed on 7 June 2019 by the members of the board of directors of Mediaset España and of the board of directors of GA Mediaset (the “Segregation”).

Approved resolutions:

1.1. Acknowledgement of the statement that no material changes have occurred in the assets or liabilities of the companies participating in the Segregation between the date of the Segregation plan, 7 June 2019, and the holding of the Extraordinary General Meeting.

1.2. Approval of the Segregation in the terms set out in the Segregation plan.

1.3. Acknowledgment of the share capital increase in GA Mediaset.

Second.- Approval of the tripartite cross-border merger of the Company and Mediaset with and into Mediaset Investment N.V. (“Mediaset Investment”) in accordance with the terms of the common cross-border merger plan drawn up and signed on 7 June 2019 by the members of the boards of directors of the merging companies (the “Merger”).

Approved resolutions:

2.1. Acknowledgement of the statement that no material changes have occurred in the assets or liabilities of the Merging companies between the date of the common cross-border Merger plan, 7 June 2019, and the holding of the Extraordinary General Meeting.

2.2. Approval of the Merger in the terms foreseen in the common cross-border Merger plan.

2.3. Acknowledgment of the share capital increase in Mediaset Investment, that as a consequence of the Merger, it will be increased by means of the issuance of up to a maximum of 1,500,000,000 ordinary shares , with a nominal value of Euro 0.01 each.

Third.- Authorization to the board of directors to acquire treasury shares of the Company in the terms provided by law with the express power to apply them to remuneration programs and/or to otherwise subsequently dispose of them, and revocation, with regards to the amount unused to acquire treasury shares, the authorization approved by the General Meeting on 13 April 2016.

Approved resolutions:

In order to allow for the acquisition of treasury shares of the Company by any means, and to apply the acquired treasury shares to remuneration programs and/or to their subsequent sale (including in the context of the Merger), it is approved to authorize the board of directors, in accordance with the provisions of article 146 et seq of the Spanish Capital Companies Act, to acquire treasury shares by any means and to revoke the authorization granted by the de Mediaset España general meeting held on

13 April 2016 for the same purpose, with regards to the amounts unused to acquire treasury shares.

The authorization is granted subject to the following limitations and requirements:

(i)                 The shares may be acquired for or for no consideration.

(ii)               The nominal value of the treasury shares acquired, when added to those already held by Mediaset España and its subsidiaries, shall not exceed ten percent (10%) of the issued and outstanding capital of Mediaset España, except where necessary in order to honor the right of shareholders having cast their vote against the Merger submitted to the Extraordinary General Meeting under item SECOND of the agenda, to withdraw from the Company.

(iii)            The shares acquired shall be fully paid up, free from any charge or lien, and not subject to the fulfillment of any obligation.

(iv)           The minimum purchase price of the shares will be its nominal value and the maximum purchase price of the shares shall not exceed the higher of (i) EUR 6.5444 per share, and (ii) one hundred twenty percent (120%) of their market value on the acquisition date. For clarification purposes, in those cases where the acquisition of treasury shares takes place in the context of the exercise of the withdrawal rights by those shareholders having voted against item SECOND of the agenda, the reimbursement price will be Euro 6.5444, as provided for in the common cross-border Merger plan.

(v)              Term of authorization: five (5) years from the date hereof.

(vi)           The Company’s Internal Rules of Conduct will be observed when acquiring treasury shares.

The authorization comprises the faculty to use all or part of the treasury shares so acquired to implement remuneration programs involving the delivery of shares or options to purchase shares, or based in any way on the evolution of the market price of the shares, as provided in article 146.1. a) LSC; and (ii) otherwise dispose of the treasury shares so acquired.

In particular, the board of directors is hereby authorized to, in respect of the treasury shares acquired as a result of the exercise by the shareholders having cast their vote against the Merger submitted to this Extraordinary General Meeting under item SECOND of the agenda, of their right to withdraw from the Company, seek commitments from third parties to purchase such shares (which may be firm or subject to any conditions as the board of directors may deem appropriate) and/or sell them by way of open market trades, via an accelerated book-built offering, by means of over the counter trades or by any other transaction as the board of directors considers suitable in the circumstances to maximize certainty of execution and the price at which the shares are sold.

Likewise, in accordance with article 148 LSC, the board of directors shall, following the acquisition of treasury shares, book in the net equity (patrimonio neto) a non-distributable reserve in the amount of the purchase price of the treasury shares so acquired accounted in the asset. This reserve should be maintained while the treasury shares are not disposed of.

Finally, the authorization to the board of directors include the express power of delegation to the board members it deems appropriate, as well as the Chief Executive Officer and the Secretary of the board of directors of Mediaset España, as broadly as is necessary, to adopt such resolutions as may be necessary or desirable in order to implement successfully this resolution and comply with applicable legislation.

Fourth.- Delegation of powers in relation to the above resolutions.

Approved resolutions:

The board of directors of Mediaset España is delegated the broadest powers to adopt such resolutions as may be necessary or advisable for the execution and effectiveness of the foregoing resolutions and, in particular and without limitation, for the following acts:

(i)             formalization, as the case may be, of the guarantee of the credits of those creditors that could duly and timely oppose to the Segregation or the Merger; granting of the pertinent public deeds; and, in general, granting of any other public or private documents that may be appropriate;

(ii)          waiver of the conditions precedent to the Merger that are capable of waiver pursuant to the common cross-border Merger plan;

(iii)       adoption of such resolutions as may be necessary for the fullest formalization and execution of the resolutions adopted by this Extraordinary General Meeting, as well as to rectify and supplement as necessary any possible errors or omissions, carrying out such acts as may be appropriate until the full registration of such resolutions, in accordance with the requirements, oral or written, of the corresponding commercial registers or other authorities, being authorized to request partial registration;

(iv)      carrying out any actions (including the application for the corresponding authorizations) before any international, national or regional authorities, and before the competent public registers and, in particular, before the Bank of Spain, the SEAD, the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the management companies of the Stock Exchanges, Sociedad de Bolsas, S.A., Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U., the competent bodies of the autonomous communities and, where appropriate, the commercial and property registers, until the full effectiveness of the Transaction;

(v)         carrying out such complementary or related actions as may be necessary or appropriate for the fullest development, execution and effectiveness of the Transaction and of all the actions derived from the Transaction, including, for illustrative purposes, the clarification, specification or determination of whether certain assets or liabilities belong to the segregated business and the registration in the competent registers of the corresponding assets in the name of GA Mediaset; and

(vi)      delegation, in turn, to one or several members of the board, who may act jointly and severally and shall have express power of substitution of the powers conferred by virtue of the preceding paragraphs and the granting of powers of attorney, with power of substitution, in relation thereto to persons who are not members of the board.

Likewise, the members of the board of directors, and expressly the chairman of said board, Mr. Alejandro Echevarría Busquet, the managing director, Mr. Paolo Vasile, and the secretary of the board of directors, Mr. Mario Rodríguez Valderas, are empowered so that any of them, indistinctly, may:

(i)                           carry out such acts, legal transactions, contracts and operations as may be appropriate for the registration of the foregoing resolutions in the commercial register, including, in particular and among other powers, those of appearing before a notary public to grant the corresponding deed of Segregation and increase of the share capital of GA Mediaset, and any other public deeds or notarial acts necessary or convenient for the completeness of the Merger and, in general, of the Transaction, publish the corresponding announcements and formalize any other public or private document that may be necessary or convenient for the registration of such agreements, with express power of correction, without altering their nature, scope or meaning; and

(ii)                        appear before the competent administrative authorities, in particular the Ministry of Economy and Entrepreneurship (Ministerio de Economía y Empresa), as well as before other authorities, administrations and institutions, in order to carry out the procedures and actions necessary for its fullest development and effectiveness.

Madrid, 5 September 2019

Mario Rodríguez Valderas

Secretary of the Board of Directors